Exhibit 99.137

FOR IMMEDIATE RELEASE

TORQUE ESPORTS CORP. COMPLETES ACQUISITION

OF FRANKLY INC. AND WINVIEW, INC.

CREATES NEW COMPANY – ENGINE MEDIA – A COMBINATION AT THE FOREFRONT OF

ESPORTS, NEWS STREAMING AND SPORTS GAMING

TORONTO, ON, May 11, 2020 – Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLD)

(“Torque”, formerly Millennial Esports Corp.), Frankly Inc. (TSX-V: TLK) (OTCQX: FRNKF) (“Frankly”), and WinView, Inc. (“WinView”) today announced the completion of the business combination previously announced on March 10, 2020 resulting in the acquisition of each of Frankly and WinView by Torque, which will soon change its name to Engine Media Holdings, Inc. (“Engine Media”). It is expected that this transaction will place Engine Media at the forefront of esports, news streaming and sports gaming across multiple media platforms. The completion of the transaction results in a company with a unique combination of assets, ranging from esports content, streaming technology, sports gaming, data and analytics as well as intellectual property. Engine Media will derive its name from the acronym [Esports, News, Gaming, Interactive Network, Engagement].

In connection with the completion of the business combination, Tom Rogers has been appointed Executive Chairman; Lou Schwartz and Darren Cox have been appointed as co-Chief Executive Officers; and Michael Munoz has been appointed the Chief Financial Officer, replacing Robert Suttie, who has resigned.

Engine Media is focused on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies. The company will generate revenue through a combination of: direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships; as well as intellectual property licensing fees. To date, the combined companies have clients comprised of more than 1,200 television, print and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch and Ubisoft; and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology.

Commenting on the new company and its strategy, Mr. Rogers said: “Entertainment programming has moved quickly into the streaming world and now news and sports revenue models are highly challenged as subscriber fees from the traditional bundle models decline. As we have seen through the shelter-in-place orders during the COVID-19 pandemic, news and sports are searching for solutions that help them better access consumers, provide programming and unique experiences and tap into new revenue streams. Engine Media is coming to the table with new ways for the news, information, sports and esports content to thrive in this new media marketplace. While each of these businesses have established themselves by focusing on pieces of a new model, combining and integrating them together can create the scale that will not only benefit investors, but better serve clients, partners and customers in this new world.”

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While working to complete their merger, each company has continued to drive growth and performance in their respective businesses and now have the opportunity to work together to capitalize on additional growth opportunities through the development of new entertainment services, gaming experiences and technology solutions. Included among their efforts over the past several weeks are the following:

●	Torque formed a content partnership with the Disney (NYSE: DIS)-owned ESPN and has broadcast its ground-breaking All-Stars esports racing championship, The Race All-Star Series powered by ROKiT Phones on ESPN and ESPN2 throughout the COVID-19 pandemic.

●	Torque Esports also signed a content partnership deal with Discovery Inc. (NASDAQ: DISCA)-owned Eurosport, a pan-European television sports network, to show The Race All-Star Series in more than 150 countries and territories across its channels including cable, satellite, IPTV and simulcast over the internet and mobile (including social media), VoD and catch up.

●	Frankly worked in partnership with Fox to launch new niche OTT streaming services focused on delivering targeted content to highly valuable audiences.

●	WinView continues to expand its extensive patent portfolio, including patents relating to mobile sports gaming, gambling and other areas.

Lou Schwartz, Co-CEO of the combined company said: “I am excited to be able to work with Tom and Darren to lead this company forward. We have a real treasure trove of assets in terms of technology, content, relationships and people. Our immediate goal is to put this all together quickly and effectively so that we can capitalize on the many opportunities that are in front of us to deliver compelling experiences for consumers, enhance the performance of our partners, grow revenues, drive profits and deliver value for our shareholders.”

Darren Cox, Co-CEO of the combined company said: “As our recent agreements with ESPN and Discovery / Eurosport indicate, the esports industry is exceptionally popular already and demand for content is rapidly growing. Our Ultimate Multiparty Gaming (UMG) competition and broadcasting platform is powering tournaments that bring together competitors and attract audiences across the world who are craving an opportunity to play along as interactive participants. With Frankly and WinView, we now have an opportunity to expand our business and further establish a leadership position in esports that embraces consumer demand on every platform and generates even more meaningful revenue opportunities.”

Mr. Rogers added: “There are many integration opportunities but right off the bat WinView can provide a play along platform for the millions of esports viewers who tune into Twitch or other platforms to watch esports, adding a direct-to-consumer fee revenue stream to the largely sponsorship-based esports business model. In addition, the Frankly streaming platform provides an excellent way for esports programming to go well beyond the competitions themselves and be broadly distributed to a variety of outlets on traditional television, OTT and on-demand. These are just the beginning and we are confident that many more growth integration initiatives will develop from this combination.”

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In addition to Mr. Rogers, the company also announced that Steven Zenz has also joined the board of Torque as a director. Darren Cox has stepped down as a director of Torque upon completion of the transaction, but he is expected to stand again for election as a management nominee, as well as WinView Director Hank Ratner and Frankly Director Lou Schwartz, at Torque’s next annual meeting of shareholders.

Details on the Completion of the Business Combination

Torque has now acquired all of the issued and outstanding shares of Frankly in exchange for consideration of one Torque common share for each Frankly common share acquired, pursuant to a court approved plan of arrangement (the “Frankly Arrangement”), resulting in the issuance of 33,249,106 common shares of Torque upon closing the business combination. Torque also concurrently indirectly acquired WinView, pursuant to a statutory merger under the laws of the State of Delaware, with WinView securityholders receiving an aggregate of 26,399,960 common shares of Torque as well as certain contingent consideration.

Immediately following completion of the business combination, former Frankly shareholders and WinView securityholders held approximately 33% and 26% of the post-closing issued and outstanding shares of Torque, respectively.

In connection with the business combination, the obligations of Frankly to reimburse WinView for certain legal and accounting-related expenses relating to the business combination on an ongoing basis were deferred until after the business combination was completed.

Former registered shareholders of Frankly will be required to submit their share certificates and duly completed letters of transmittal to Computershare Investor Services Inc., as depositary under the Frankly Arrangement, and follow the instructions provided in such letter of transmittal, in order to obtain the Torque common shares issued pursuant to the Frankly Arrangement. It is expected that the common shares of Frankly will be delisted from the TSX Venture Exchange at the close of business on or about May 13, 2020.

More About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing. Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games, which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by Torque’s wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the proposed acquisition of simulator company Allinsports – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, another Torque wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG Media Ltd., has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com

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More About Frankly

Frankly, through its wholly-owned subsidiary Frankly Media, LLC, provides a complete suite of solutions that give publishers a unified workflow for the creation, management, publishing and monetization of digital content to any device, while maximizing audience value and revenue.

Frankly’s products include a groundbreaking online video platform for Live, VOD and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, as well as native apps for iOS, Android, Apple TV, Fire TV and Roku.

Frankly also provides comprehensive advertising products and services, including direct sales and programmatic ad support. With the release of its server-side ad insertion (SSAI) platform, the company has been positioned to help video producers take full advantage of the growing market in addressable advertising. Frankly is headquartered in New York with offices in Atlanta. Frankly is publicly traded under ticker “TLK” on Canada’s TSX Venture Exchange. For more information, visit www.franklymedia.com

More About WinView

WinView is a Silicon Valley-based company, pioneering second-screen interactive TV.

WinView is the nation’s leading skill-based sports prediction mobile games platform. WinView plans to leverage its extensive experience in pioneering real-time interactive television games played on the mobile second screen, its foundational patents and unique business model. The WinView app is an end-to-end two-screen TV synchronization platform for both television programming and commercials. The paid entry, skill-based WinView Games app uniquely enhances TV viewing enjoyment and rewards sports fans with prizes as they answer in-game questions while competing in real-time during live televised sports.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements relating to the expectations regarding the benefits and synergies resulting from the business combination and the capabilities of the combined entity following the business combination and anticipated growth of the combined entity. In respect of the forwardlooking information concerning the anticipated benefits of the business combination, the synergies expected to be realized and the expected capabilities of the combined entity following the business combination, Torque and Frankly have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to certain industry trends and expectations, and management of the combined entity’s assumption of its ability to successfully integrate the businesses and exploit perceived opportunities, Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including without limitation risks relating to business integration, capital requirements, general risks relating to the ongoing COVID-19 pandemic and the prevailing volatile and adverse general market conditions and other risks and uncertainties identified in Torque and Frankly’s continuous disclosure filings on their respective SEDAR profiles. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

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The forward-looking information contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque and Frankly do not assume any obligation to update or revise any forward-looking information, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Paul Ryan, paul.ryan@torqueesport.com 678-644-0404

Darren Cox, Co-CEO darrencox@torqueesport.com

Frankly:

Lou Schwartz, CEO (and Co-CEO of Torque), press@franklyinc.com 212-931-1248

Frankly Investor Relations Contact:

Matt Glover or Tom Colton, Gateway Investor Relations, TLK@gatewayir.com 949-574-3860

WinView:

Tom Rogers (Executive Chairman of WinView, Frankly and Torque) - Tom@winview.tv Anthony Giombetti - anthony@winview.tv

Whit Clay, wclay@sloanepr.com, 917-601-6012

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